[Viewpoint Letterhead]

December 19, 2005

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Maryse Mills-Apenteng, Esq.

Re:	Viewpoint Corporation
Registration Statement on Form S-3
(Registration No. 333-128184)

Dear Ms. Mills-Apenteng:

The undersigned registrant hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that Registration Statement No. 333-128184 on Form S-3/A, filed by the registrant on November 17, 2005 be declared effective at 10:00 a.m. on December 21, 2005, or as soon thereafter as practicable.

Viewpoint acknowledges that, should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Viewpoint from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and Viewpoint many not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Andrew J. Graf

Andrew J. Graf
General Counsel